MDS Inc. and AECL Announce Mediation Process for MAPLE Project

Judge Stephen Goudge appointed as mediator

Toronto, ON, March 11, 2005 - MDS Inc. (TSX: MDS; NYSE: MDZ), and Atomic Energy of Canada Limited (AECL) today announced that the two companies have reached an agreement to seek a mediated resolution of the issues related to the construction, commissioning and operation of the MAPLE facilities in Chalk River, Ontario. These facilities, when commissioned, will exclusively produce medical isotopes used globally for the diagnosis and treatment of disease.

Ontario Appeals Court Judge Stephen Goudge has been appointed as the mediator and will work closely with the two parties. The Government of Canada has agreed to have a representative be a formal observer in this process.

"We see the initiation of this mediation process as a positive step towards the resolution of the issues related to this project," said President and CEO of MDS Inc., John Rogers.

Robert Van Adel, President and Chief Executive Officer of AECL added, "We are entering into this voluntary mediation process with the spirit and intent of arriving at a satisfactory resolution to all of the outstanding issues and we look forward to the successful commissioning of the MAPLE reactors."

About 15 to 20 million nuclear medicine procedures are performed each year around the world. MDS, through its isotopes division MDS Nordion, supplies over half of the global supply of reactor-produced medical isotopes.

MDS Inc. has more than 9,000 highly skilled people in 25 countries. We provide a diverse range of superior products and services to increase our customers' speed, precision and productivity in the drug development and disease diagnosis processes. We are a global, values-driven health and life sciences company, recognized for our reliability and collaborative relationships as we help create better outcomes in the treatment of disease. Find out more at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

About AECL

AECL is an integrated nuclear technology company providing services to nuclear utilities worldwide. Our 3,500 employees are focused on delivering R&D support, nuclear services, design and engineering, construction management, specialist technology, and waste management and decommissioning in support of CANDU reactor products.

For further MDS information contact:
Investor Relations:	Media Relations:
Sharon Mathers	Mike Nethercott
Vice-President,	Vice-President,
Investor Relations	Corporate Marketing and Communications
416-675-6777 x2695	416-213-4656
smathers@mdsintl.com	mnethercott@mdsintl.com

For further AECL information contact:
Dale Coffin
Director, Corporate Communications
905-403-7457
coffind@aecl.ca